RYERSON HOLDING CORPORATION

2621 West 15th Place

Chicago, IL 60608

May 4, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryerson Holding Corporation Registration Statement on Form S-1 File No. 333-164484

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ryerson Holding Corporation (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to Thursday, May 6, 2010 at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter. Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the Registration Statement has been declared effective by telephoning Cristopher Greer, Esq. of Willkie Farr & Gallagher LLP at (212) 728-8214. Comments with respect to this request or the Registration Statement may be directed to Mr. Greer by telephone or facsimile at (212) 728-9214.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

[SIGNATURE APPEARS ON THE FOLLOWING PAGE]

Sincerely,

RYERSON HOLDING CORPORATION

By:	/s/ Terence R. Rogers
Name:	Terence R. Rogers
Title:	Chief Financial Officer

cc:	Cristopher Greer, Esq.
Jeffery Fang, Esq.